

Mesh Communities Inc. is a public benefit corporation proudly based in Los Angeles.



data.

privacy.

safety.

It's your community. Own it.

content.

relationships.

trust.

 **Current Social Model**

People Are Fed Up

Harmful Algorithms



Increase engagement.

Invasion of Privacy



Track us on and off app.

Hate for Profit



Increase ad revenue.

 **Market**

Who's getting rich?

Twitter

$3.2B in ads



Pinterest

$1.4B in ads



Facebook
(& Instagram)

$86B in ads

76% of FB ad revenue comes from small businesses.

Who's NOT getting rich.

330,000,000
Twitter users

459,000,000
Pinterest users

2,790,000,000
Facebook/Instagram users



Introducing Mesh

A social media platform that gives power to communities by reimagining the business model of digital advertising.



mesh
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Recent highlights
My communities
Urban Jungle
23K members • Gardening and Outdoors
kirby
1hr
144
17
Things are shaping up at home! Check it out
Sneakerheads of Mesh
12K members • Just for fun
12
Home
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Chat



Solution

A New Kind of Social



People

Transparency



Creators

Ownership



Brands

Ethical Advertising

Built on a foundation of trust and safety.



App



9:41
Urban Jungle
plants.
decor.
design.
Urban Jungle
3,322 Members
Member
+ Invite
About
Manage
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Francesca posted to Urban Jungle
22m ago
Home
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Moderation
Chat

It's Your Community

Connect

Photos

Videos

Chat

Subgroups

Monetize

Ads

Member dues

Contributions

Moderate

Set a code of conduct.

Create a member application.

Moderate with a robust suite of tools.



Community Driven Ad Model

Brand partnerships



Our model is built on direct relationships between brands and the content they fund.

Creator approval



Creators approve brands to advertise to their community based on shared values.

Community sponsorship

$$

Brands invest directly in the creators and communities trusted by their consumers.



Sponsors



Marketplace

Campaigns

Create a Campaign

9:41

Urban Jungle

want! Let's have fun and share some fun pics of your plants and help each other understand how t… more

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Pacific Pottery
Sponsored

Pottery that is handcrafted and made with love in the heart of Downtown Los Angeles for all your plant needs.

Learn More

Francesca posted to Urban Jungle
22m ago

Home

Notifications 12

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Select Community Partner

Should you select multiple partners, your budget will be dist…

Filter   Search

Women-owned ✕   Eco-friendly ✕   Outdoors ✕

120 Results

Houseplant Hobbyists
96% Match | 9,330 members

Portlanders
93% Match | 4,542 members

LGBTQ+ and Nature
92% Match | 2,643 members

Plants of the Jungle
89% Match | 15,453 members

Peace on Earth
85% Match | 5,756 members

Terms   Privacy   Cookies   Help



Urban Jungle

Urban Jungle
96% Match

Community Details

Member since	Trust and Safety	Members
January 26, 2021	98% positive	11,330

About

Urban Jungle is a community of plant hobbyists and interior design enthusiasts. We share inspiration, tips, how-tos, and resources to create beautiful, sustainable homes.

We have over 10,000 contributing members passionate about home goods, design tools, plants, and education. Our moderation team is

Keywords

Plants ✓   Nature ✓
Vegetables ✓   Outdoors
Gardening   Sustainability
Vegan

Impact Tags

Women-owned ✓
Eco-friendly ✓

Sponsor this Community





Business Model

Subscriptions

$20/mo

**per community for
premium features***

Service Fees

5%

**when money changes
hands in a community****

Ad Fees

40%

communities keep 60%

*free communities have basic features. Paid communities participate in the Ad Marketplace.
**represents an average fee.



Competition



Social

Ability to discover and engage with new content, creators, and communities.

Ownership

Creators monetize from

Ads / Sponsors
Subscriptions
Donations

Trust & Safety

Strong moderation
Incentives to reduce harmful content
Platform enforcement

 **Milestones**

Timeline



Q3

$500,000

pre-seed





Q4

Beta

launch





Q1 2021

$1,000,000

seed



Q2

Ads

first revenue



Q3

$5,000,000

seed

*These are forward-looking projections and are not guaranteed.



 # Founders



Jess Zakira Wise
Chief Executive Officer



Cliff Atkinson
Chief Revenue Officer

Jess is the visionary behind Mesh. She has an uncanny talent to meet and corral the brightest and most motivated from across a breadth of industries and cultures — and piecing together Mesh's all-star team is a testament to that. She has worked as a an independent film producer, community builder, small business marketing consultant, and progressive activist. She advocates for the next generation social media platform to promote equity, impact, and corporate responsibility.

Cliff has decided where billions of dollars have been spent on digital platforms over his 20+ year career as a digital advertising executive. He negotiated one of the first upfront advertising deals with Facebook for a Fortune 50 company. His account experience includes Toyota, Procter & Gamble, Coors Light, United Healthcare, Sony Consumer Electronics, and Starwood Hotels, and he has done business with all of the major social platforms of the past decade.

 **Team**

Community
we understand people

 **Jess Zakira Wise**
Founder & CEO

 **Kevin Samy // Policy Advisor**
Former Obama advisor, Sr Roles at the Pentagon, EPA, White House. Comms at Riot Games, Disney. Forbes 30 under 30.

 **Dr. Diandra Bremond // Outreach**
Youth educator Brotherhood Crusade, board member Equality California, Chairperson Cannabis Control Appeals Panel, adjunct professor at USC.

 **Felicia Carbajal // Impact Advisor**
Founder Social Impact Center, Latinx & LGBTQ+ activist. *The Advocate* 40 under 40.

Brands
we understand advertising

 **Cliff Atkinson**
Founder & CRO

 **Nevelle Wright // Advisor**
15+ years in sales and media. Currently Lead Client Partner at Vice. Formerly TuneIn, Shazam and Bleacher Report.

Technology
we can build it

 **Dorothy O. Wise // COO / CFO**
20+ years in tech. Exec VP Dev at Agile Software, Novell, Borland.

 **Caldwell Clarke // C of S**
5+ years experience across sales, operations, engineering, and web development.

Ideaware / Engineering Team

 **References**

Don't Take Our Word For It

Why Facebook Can't Fix Itself   **The New Yorker**

The Social Dilemma   **Netflix / Center for Humane Technology**

"Mark Changed The Rules": How Facebook Went Easy On Alex Jones   **Buzzfeed News**
       And Other Right-Wing Figures

Facebook Employee Warned it Used "Deeply Wrong" Ad Metrics to   **The Verge**
       Boost Revenue

The Internet Needs a New Architecture that Puts Users First   **Wired**

Social Media Giants Support Racial Justice. Their Products Undermine It.   **New York Times**

Facebook Groups Are Destroying America   **Wired**

Weeks After PTSD Settlement, Facebook Moderators Ordered to   **The Intercept**
       Spend More Time Viewing Online Child Abuse

Facebook is a Doomsday Machine   **The Atlantic**

It's Time for Tech Platforms to Stop Tolerating the Intolerable   **Fast Company**